FILED BY SXC HEALTH SOLUTIONS CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CATALYST HEALTH SOLUTIONS, INC.

COMMISSION FILE NO.: 000-31014

On May 3, 2012, SXC Health Solutions Corp. hosted a conference call to review its first quarter 2012 earnings. The following are portions of the transcript of the call relating to the proposed merger with Catalyst Health Solutions, Inc.

MOD: Listeners are reminded that portions of today’s discussions contain forward-looking statements that reflect current views with respect to future events such as SXC’s outlook for future performance and the closing of the pending Catalyst transaction. Any such statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those projected in the forward-looking statements.

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Mark Thierer: But first, I wanted to take the opportunity to comment on our recently announced merger with Catalyst Health Solutions. We’re very excited about this strategic combination. By joining the PBMs, the industry’s fastest-growing middle-market players, we will create the second-largest independent PBM in the country, in terms of prescription volume. Both companies are very successful, and highly complimentary. SXC’s flexible and scalable technology solutions, combined with Catalyst’s client-centric philosophy to pharmacy benefit management, will provide a truly unique offering to the marketplace. The combined company will improve our competitive position by providing a scaled and legitimate alternative model to the payers searching for an enhanced pharmacy solution. The combined company will have greater ability to control pharmacy costs for our clients, while offering a level of flexibility truly unique to this industry. We intend to use our skill and scale to drive better value for our clients. I’m very pleased with the talent we’re seeing at Catalyst. David Blair and Rick Bates have fielded a truly strong team. According to many of the top industry consultants, Catalyst has built one of the industry’s strongest sales and marketing machines, and at the heart of which is their Center of Excellence service model. Our intention is to marry Catalyst’s proven service model with SXC’s industry-leading technology footprint, to create a truly disruptive, alternative model to the Big Three, now the Big Two. We continue to be excited by the opportunity to further expand and diversify our client base. Historically, both companies have been successful selling to the middle market. In addition, SXC services many of the [MESI?] markets, markets that we call hard-to-organize, like [unint.] Medicaid, long-term care, and workers’ compensation. We’ve experienced significant success as well in the health plan market, while Catalyst has experienced success selling to larger employers. We believe our clients, prospects, and consultants alike will find the new depth and breadth of our combined capabilities to be advantageous and highly compelling. Now, from a strategy standpoint, we believe it’s critically important to engage the chain drugstores and the full retail network, and in particular Walgreens, to drive the most competitive network offering for our clients. We’re seeing demand for mandatory mail-order programs fall, and as such, PBMs need a strong network offering in order to compete. We enjoy a strong working relationship with Walgreens, as well as the other major retailers in this industry, and we intend to keep it that way. Finally, and importantly, the combined business will have a very strong balance sheet. Shareholders will benefit from earnings accretion in 2013, and strong free-cash flow. The proposed merger is currently under review with the Federal Trade Commission, and pending a favorable outcome, we anticipate a closing date in the second half of this year. In addition to our merger announcement, we posted several significant accomplishments in the quarter.

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And we continue to push the envelope, to make SXC a standout performer amid the dramatic changes underway here in our PBM space. As evidenced by the pending Catalyst merger, we are continuing to execute on our acquisition strategy of acquiring companies already using the SXC platform, and rolling up the middle market. And while we’ll be laser-focused on integrating Catalyst, we continue to evaluate and consider potential targets.

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Jeff: Thank you Mark, and good morning everyone. Q1 was the strongest quarter in the company’s history. We generated record revenue growth with the new business we implemented. We converted one additional HCIT client to full PBM services. And we closed on our Health Tran [ph.] acquisition, effective January 1st. We announced the definitive merger agreement to combine SXC and Catalyst Health Solutions. And let me take you through the results for the first quarter, and then I will spend a few minutes summarizing the financials related to the pending Catalyst transaction.

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Let me now turn to the Catalyst merger. This is a very exciting transaction for both of our organizations, and our shareholders. The combined company will be approximately double our current size, bringing us to 13 billion in annual drug spend on a pro forma basis. The scale and operating level of the combined organization will help us generate an estimated 125 million in annual synergies.

These synergies will be created through efficiencies in our organizations, as well as improved leverage in the supply chain. We expect these synergies to be achieved in 18-24 months, following the close of the transaction, which we expect to occur in the 2nd half of 2012. We expect 20-25% of the synergies to be realized in the first 6 months following the close, and expect 80-90% of the total synergies to be achieved by the 18-month timeframe. To achieve these synergies, we also expect to incur approximately 40-45 million in integration costs over that same time period, with an additional 25 million in transaction-related expenses expected to occur in 2012. The majority of these transaction expenses are expected to hit in the quarter we closed the merger. Finally, we expect to incur approximately 70 million per year in annual interest expense, and approximately 200 million in deal-related amortization in the first 12 months. We will provide you with more clarity when the transaction is closer to completion. As we have done in the past, we expect to highlight for you the one-time transaction costs, and the cost to achieve these synergies, but we are not planning on adjusting out these items for purposes of guidance, and so we suggest you only adjust deal-related amortization from your models.

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As outlined previously, we are reiterating guidance for 2012, which does not take into account the impact or related costs of the company’s proposed transaction with Catalyst, which is expected to close in the second half of 2012. 2012 is shaping up to be a big year for us. We continue to be very strong in the middle market, and we like our prospects for moving into the larger employer market. Both SXC and Catalyst have posted a strong start to new business sales for 2013, with combined companies already announcing 1.2 billion in new business on an annualized basis. The market is primed for change, and SXC is poised to take advantage of the many opportunities that these changes present. Payers are looking for an alternative to the traditional PBM model, and we represent the most viable option. With that, I’ll turn it back to Mark.

Mark Thierer: Thank you, Jeff. We feel great about our first-quarter results, and are very bullish about the current selling season. We’re already in a great market position, and, by merging with Catalyst, we put ourselves in an extraordinary position to benefit from the multitude of opportunities in today’s PBM market. Operator, I’d now like to open the line for questions.

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[Q&A Portion]

Bret Jones: Okay, thank you. And then, I just wanted to ask in terms of the selling season, when you talk about the pipeline, I was hoping you could address the – sort of the size of the contracts, and you’ve talked about moving upmarket. And what I’m wondering is, how do you avoid entering a sort of a Boomer bust? You know, I’m just trying to get a sense of, are you still chasing the deals that are more – that historically have been your sweet spot, or are you seeing more of the larger deals fill up the majority of the pipeline?

Mark Thierer: Yeah, Bret, it’s Mark. We’ve stated publically that our pipeline is in the range of 3x what it was kind of year-to-date last year, and that’s continuing to grow. The size of opportunities that we’re getting looks at have grown. And in fact, some of the wins that we’ve posted beyond Blue Cross, Blue Shield of Rhode Island are larger than what we’ve seen historically. And so, we’re very pleased with the outlook, and it really spans employers, health plans, workers’ compensation, states, [unint.] Medicaid, you know, it’s really a very broad range. And I think it’s important, in terms of a strategy, to be very clear. We are going to continue to execute as we have in the middle market, kind of our bread and butter where the company has really carved out a strong position in the marketplace, and as we progress and combine with Catalyst, our intention is actually to move upmarket incrementally into the new and larger opportunities that some of the largest employers in the country represent. So that’s the – that’s the strategy, Bret. Hopefully that addresses your question.

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MOD: Larry Marsh –

Mark Thierer: Operator, can you please announce the callers?

MOD: Yes, sir. Larry Marsh, go ahead.

Larry Marsh: Okay. Thanks, Mark and Jeff, I appreciate the update. So – and thanks for the review of the positioning pro forma with Catalyst, but maybe I’d like to get you to [unint.] in specific conversations you’ve had with clients, San Antonio meeting, consultants. What sort of data points, what sort of feedback are they giving to you around the combined business, and is there anything that’s surprising in that feedback?

Mark Thierer: Yeah, Larry, good morning, and I appreciate the question. We are actually hearing a kind of resounding theme with not just current clients, but the prospects we’re talking to, and keep in mind we have been working upmarket. We do view this combination with Catalyst as capitalizing on a window of opportunity, and trying to actually address an emerging need that we’re seeing. If you think about it, for the largest employers, call it the top 100 in the United States, they really only have 2 alternatives now to choose from. And in fact, we’re going to emerge, once these combined companies come together, as a truly scaled and legitimate alternative. The whole theme at addressing the largest employers of the country is bringing partners together who can, with no agenda, in an agnostic way, create a service model that is new to the world, in terms of servicing the largest employers in the country. So you’ll see us combining the unbundled and flexible technology approach that SXC has proven to be successful, with Catalyst’s Center of Excellence approach, which is really a customized service model. Highly flexible network, channel-agnostic, and very client-centric. The combination of those two business models, fueled by industry-leading cost-of-goods, we think will be very disruptive on the high end, and very compelling to the largest employers. And so, you know, what we’re talking about with our – with our prospects is a dedicated team with a brand-new message, with new positioning and a new value proposition. And the go-to-market strategy for this concept is pretty simple. Number one, we’ll manage our expending at a whole new level. Number two, we’ll drive employee engagement and wellness beyond anything available in the market today. And number three, for these largest employers, we’ll guarantee to drive down healthcare costs. So you’ll see us over time, as this deal gets announced, come out with a major launch, and a positioning, because bottom line is, what clients are telling us, is the timing is right, and the market is actually looking for a scaled alternative.

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Larry Marsh: Great. Okay. Two other quick things. You know, [unint.] your action is all spurring additional action. I know two weeks ago when you announced the merger with Catalyst, somebody asked about future MNA [ph.] and said, let me enjoy the day, but it sounds like today you’re communicating you’re already seeing some action by some other companies, perhaps interested in talking where they hadn’t been before. Realistically, how quickly could you get back – it sounds like you could get back in the market as soon as you close this transaction. Is that again a fair way to think of it?

Jeff: Larry, this is Jeff. As Mark covered in his earlier remarks, but to your point on acquisitions and what’s happening in the marketplace, this is really the best environment that I’ve seen. The opportunities and the interest are very high. Any time you see seismic shifts in consolidation, etc., it certainly drives a lot of conversations. We’ve always been in a good position, and I’d say that the volume and level of opportunities are really as high as they’ve ever been. As you’d expect, we are focused on closing the merger. We feel we’re going to be in a great position once we’ve concluded the merger, to be in a position to continue to roll up the middle market, as has been our strategy.

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Andrew Schenker: Okay. And then, going – thinking about the deal, and the synergy breakdown, could you give any more clarity on the breakdown between [unint.] and [unint.] at this time?

Jeff: Sure, Andrew. This is Jeff. From type of synergies, there’s obviously a few areas. We’re looking to really leverage the operating models, and the footprint of these combined businesses. And as we’ve always talked about, it’s really important to have skill and scale. Scale on our purchasing will help drive client savings, and this means cost-of-goods, whether it’s generics, or direct contracting, and taking our specialty model to the Catalyst clients. That’s an important component of synergies. And then really, the next area is some of the overlap that occurs in two public companies of a similar size, where there’s operating efficiencies that you can expect, areas that will be able to see achievement. We’re not going to give any more data or details at this time, but as you know, we’ve built a record of really driving synergies, and integrating that value, bringing it to our clients and prospects, and our employees, and we don’t expect this to be any different.

Andrew Schenker: Okay, great. And then just following up on that, when thinking of purchasing, cost-of-goods, synergies, would you be able to just maybe order how you guys think of the contributions? I mean, you know, network discounts, specialty mail, or rebate?

Jeff: Sure, I can give you a little bit more on that. If you think about… From a timing perspective, and what you look at, there’s obviously network contrast where you can take volumes across one contract or another, and that’s an important component. The next level is really on the manufacturer agreements, where whether in through direct contracting, and our mail-order or specialty, as well as through rebating, where you’re going to be able to see improvements, those generally will take a slight lag to network improvements, where rebate contracts need to accumulate data, market share, and information, and so those will follow the first. And then the final is really – and one of the largest opportunities for us is in the specialty category. As you know, Catalyst has – does not have its own specialty fulfillment. They use a multitude of partners to be able to provide that. And when you think about scope, scale, and size, specialty in the industry represents about 15% of annual drug spend, so on a book of business the size of Catalyst, that could be 800 to $1 billion of opportunities for us, and we’re really excited about our ability to go in and help provide value to clients for specialty.

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George Hill: Mark, that’s great color. Last thing as I jump off, can you comment on demand for retail 90 [ph.] as part of the benefit? Thanks.

Mark Thierer: Yeah, George, I will. I think retail 90 has hit kind of an all-time high in terms of interest and clients really looking to drive, you know, members into the stores. If they can get rates that start to approach mail-order discount rates. And what you’re seeing in the supply chain is, you’re actually seeing retailers of all sizes interested in generic prescriptions in their own facilities. Because the value that comes with a member, including their incremental prescriptions as well as their front-of-store, drives huge value to all 60,000 pharmacies in the United States. So the interest level in retail 90 is actually higher than we’ve ever seen it. Our volumes are higher than we’ve ever seen them. The Catalyst volumes, if you listened to David’s comments that have been public, are really high on retail 90. So we’re expecting much more in this area, and have a very competitive offering for retail 90 prescriptions in the stores.

George Hill: Great, thanks.

MOD: Brian Tanquilut, go ahead please.

Brian Tanquilut: Hey, good morning guys, congratulations. You talked about – and Jeff, you talked about your appetite for acquisitions and, you know, the opportunities coming up. But as we think about how much business you guys are bringing in for next year, 1.2 billion already on the books between the two of you guys, and obviously the rest of Catalyst, how should we think about your capacity to take on a big client, or a number of large clients, let’s just say for a 1/1/13 start, or a mid-2013 start?

Mark Thierer: Brian, this is Mark. I appreciate the question, because I think from a distance it could look like, gee, these guys have taken on so much, how can they digest it? I just want to remind everyone that when we acquire a company that’s running on our own platform, our integration risk is very low. And as a good example, I’ll just use a couple of the smaller ones we did last year, PTRX and Med Metrics, it’s easier for us to acquire and bring those companies on than it is to start a new win on the employer side. Because when you have a new win on the employer side, you’ve got to set up the plan design, you’ve got to set up the benefit, you’ve got to test the benefit, load the formulary, you’ve got to card the membership. You have costs that you incur. You’ve got to get call centers queued up. It is, you know, it’s tough, and you have to do the work to install new clients. On the other hand, when we acquire a firm running on our platform, their claims are being cleared, you know, two floors below us here, in our headquarters. And the integration risk – there is no reinstallation, they’re already on the machine, they’re already running in our [unint.] claim. It’s so important, in terms of the relative integration risk, and it’s so much lower. Which, by the way, is a pretty central thesis on why the Catalyst acquisition makes so much sense, and why from an integration standpoint in the selling season we’re going to have such a better argument to make for prospects who are concerned about the disruption that comes from large-scale conversions. And I have to tell you, a couple of these guys out there have – the healthcare industry’s largest convergence facing them here over the next 12 to 24 months. I do believe that that in and of itself will spit a number of client opportunities out that we’ll be able to move on.

Brian Tanquilut: Okay. And then, just as we think about the selling season, and historically we’ve – we talk about you guys adding, you know, $300 million of business, Catalyst has talked about 400 to 500, and you’ve already booked a good chunk. But how should we think about internal goals for this current selling season beyond what’s already been announced?

Jeff: Internal goals, Brian, for our selling season? So –

Brian Tanquilut: Yeah.

Jeff: Yeah. As you would expect, we have very aggressive internal targets. As we said, our sales team is driven not only by revenue growth, we’re really focused on gross margin growth. 75% of the commission base for these targets are gross margin achievement, not revenue achievement. So we’re looking at bringing in the right business, not always just big business. It’s important for us to continue to add business that is very leverageable. When we look at underwriting businesses, we want to make sure we understand the gross profit contribution, but more importantly, how much EBITDA is going to be added to the new business that we bring on. And that’s kind of a way to think about it. But I’m unfortunately not going to be giving you internal sales targets, but hopefully that helps you sort it out a little better.

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MOD: Brooks O’Neil –

Brooks O’Neil: Well, good morning and congratulations, both on the strong quarter 1 and the – Catalyst deal. I’m very excited about that. So given the strong Q1, I know you’ve talked with a lot of investors about why now the catalyst deal. But could you just go through one more time sort of the key points of why you see now is a great time to do this deal?

Mark Thierer: Yeah, Brooks, I will. I think… I think there’s four primary reasons why now made a lot of sense. And… You know, let me just rattle them off for you. The first is, I do think that the merging of the two largest players in our market created a real opportunity from a client standpoint, and that was an important dislocation in the marketplace. Number two, I do think, as we’ve talked about, that the public dispute with Express Scripts and Walgreens also had the effect of, you know, clients wanting to look for an alternative if they in fact had an interest in Walgreens, and many clients do. I actually think the third reason that why now is so compelling is what’s going on in Washington, DC. And obviously you’ve got the Supreme Court opining on the Constitutionality of the Affordable Care Act. And whether they approve it in whole, you know, exclude perhaps the mandate or guaranteed issue, or strike it down, what you actually see happening is, you see some of the largest consolidators in the industry trying to position for 2014 by acquiring bellybuttons. And so you see major players in this market, health plans as well as PBMs, acquiring individual insurance contracts through PDP and MAPD type acquisitions. And so, when we think about our strategy, and we’ve got a very strong footprint in Medicare Part D, managed Medicaid, and individual-based plans, we really see that driver as a important reason on why now, kind of covering our bets on any eventuality that comes out of 2014. And I would just say the fourth reason, and I guess probably the most important reason, is where SXC and Catalyst were in their own maturation. I mean, both companies have had a heck of a run. We’ve been the two fastest-growing companies in the space. And we’ve got very complimentary models. They’re very strong in the service and sales side. We’re very strong on the operations and technology side. And you know, marrying those two together now, and entering the market at a time of unprecedented dislocation, we just thought, you know, it was – the timing was perfect. So that… That’s the complete story on why now.

Brooks O’Neil: That’s a perfect answer. Thanks a lot, I just have one more. Obviously, even under the merged scenario, Sigma’s going to remain a big client, so could you just update us on what you’re seeing and hearing from them and how that relationship is evolving? Thanks a lot, and again, congratulations.

Mark Thierer: Thanks, Brooks, and you know, I guess I probably should have just finished why now with one last point. And that is, $125 million of synergies are going to accrue to the shareholders, and that’s a big driver on why now. But relative to Health Spring [ph.] and our friends at Sigma, we had a very good go-live with the Bravo component of Health Spring inside Sigma now for 1/1. The report card was very good, they were very satisfied. And they’re satisfied with the financial results that we’re delivering them. So we’ve got a strong service model in place, with a strong financial model, and a dedicated team taking care of the Health Spring rival relationship. And, you know, we’re not going to comment on Sigma’s strategy, but you can assume that we’re helping them execute against their go-deep strategy in every way. We know and respect the leadership team. Obviously we’re working hand-in-glove with them across many fronts, and we’ve got a very large team deployed to help them execute. And so, as they evolve, and their thought process on what the next chapter is, you know, we like our chances, and we’re not nervous about the prospect of them going away.

Brooks O’Neil: That’s great. Thanks a lot.

Mark Thierer: You’re welcome.

MOD: Amanda Murphy from William Blair, please go ahead.

Mark Thierer: Hi Amanda.

Amanda Murphy: Hi, thank you for taking the question. So, I just had a couple more on the selling season if I may. So, just thinking about it from a high level, you know, the two businesses are – SXC and Catalyst – are very complimentary, but perhaps you have slightly different marketing messages, whether it be IT capabilities vs. local delivery, a local delivery model. So I’m curious, as you’re out there this year, how are you rationalizing the two marketing messages at this point?

Mark Thierer: Yeah, Amanda. Well, obviously right now SXC is selling to the prospects we had in our pipeline, and Catalyst is doing the same. And you know, the good thing about that is, regardless of who wins, it’s coming on the claim platform. So we’ve got our bets covered there, and we like that. Relative to our marketing and go-to-market message, you know, we’re really not changing for the short term our strategy on how to deliver value. It is about flexibility. It’s about unbundling the traditional model, and really putting the client’s needs front and center. What’s going to change when we have the combined entities and we have a rather big splash with a PR campaign, and a kind of coming-out party, is we’re going to enter a new total available market, and we’re going to move upstream. In addition to our base strategy of covering up the middle market, we’re moving upstream, with the largest employers in the country. And there, the business proposition changes. Here, we’re going to combine the technology and the service-oriented customization that Catalyst brings to create a new-to-the-world model, and we will be emphasizing a whole new level of value creation for the largest employers. Number one, saving them money. Number two, engaging their members at a whole new level, and number three, effectively guaranteeing reduction in their healthcare costs. And so, that marketing message will be brand-new. Will be focused on the most influential people in the market, some of the leading consultants on the high end. And obviously, we’ll be taking it directly to the decision-makers in the Fortune 100, primarily chief financial officers who are grappling with high spending in pharmaceuticals.

Amanda Murphy: Okay. That’s [unint.]. And then, just thinking about the health plan segment, I just wanted to follow up there as well. So I’m assuming those goods are very competitive, and I’m wondering if you could help us understand why you and Catalyst have been so successful in competing against the larger players for those accounts. Obviously you’ve done Stilton-Marquee [unint.] but just curious if you could provide more color on that. Thanks.

Jeff: Sure, Amanda, this is Jeff. You know, one of the things that’s really unique, as Mark was outlining, our business model is ripping apart the offering, allowing health plans in particular who are very sophisticated buyers to have us wrap around their infrastructure. In many cases health plans want to look at how they can influence and control the member experience, and how we can support what they’re doing. How they can influence and manage the medical expenses, and how pharmacy plays a complementary role to it. All that is is basically ripping apart the PBM model. That’s one of the reasons why SXC has been successful selling it to these health plans, because we’re not bringing them a mail strategy and hoping they buy the rest of the components in a fixed basis. So this is a key success factor for us. It’s not changing. It’s one of the reasons we’ve been successful. And I think what you’re seeing is we’ve been able to win larger and larger health plans, as it has an effect across a larger swath of the US. Referenceable accounts is so important, and larger and larger customers bring with them bigger and bigger reach across the country. That’s why it’s so important when we bring these clients live, and how we service and support them that they’re happy clients, otherwise the selling activity can’t be successful. And you can’t go to one of these leadership health plans and make an arbitrary, you know, change without their consent. It just doesn’t work. So hopefully you’re getting a feel for our strategy, and how we’re going to take it upmarket.

Amanda Murphy: Right. And then this last one, switching to the gross margin side of things. I think one of the things that’s been interesting to us is watching the space, is how much incremental purchasing efficiencies the PBMs gain from out of leverage. So you know, I’m curious. Just even above and beyond the merger of the two companies, you know, how much more room is there to run as you continue to build scale as something that’s going to be a long-term benefit for you?

Jeff: Sure, Amanda, this is Jeff. Purchasing the ability to buy drugs effectively from all the different components in the supply chain, wholesalers, manufacturers, retailers, generic manufacturers, biotech, it’s really one of the central themes. We never forget that our job is to save clients money first. So to do that, we really talk about the skill and scale of the organization. We’re really proud of the skill that we have. As the combined organization comes together, I think you’re going to be able to see not only just additions to the skill, but more importantly, significant improvement in the scale. That will allow us to be increasingly competitive in the marketplace, whether it’s health plans, or the largest employers. So it is one of the central tenets of our growth strategy.

Amanda Murphy: Got it. Thanks very much.

MOD: Bob Willoughby from Bank of America, please go ahead.

Bob Willoughby: Thank you. First off, nice job securing savings on the conference call service right there. That’s got to be worth a couple of pennies. I guess the – Mark, the – Brooks’ question on the why now, a lot of the responses you gave would be true if you did the deal a year or two from now. I looked at the Catalyst results this morning, it looks like they missed a GAAP revenue and earnings expectations, and avoided providing any revised guidance for the year. I mean, did this really meet your view, or, you know, I guess I’m trying to drill down on the why now even further, because the synergies are here next year, the opportunities for share are there next year. I just – again, why now?

Mark Thierer: Well, Bob, good morning, and I appreciate your comments relative to saving a little money on the conference call. That’ll be a discussion that we’ll have some fun with later. But separate from that, I want to handle the strategy piece of why now, because that is why we did it. And the strategy piece that we outlined would suggest that, you know, now is the absolute perfect time to take advantage of this window of opportunity that’s open, and move this business model upmarket. And at the center of it, that is why we did it. If you look at Catalyst’s run over the last 3, 4, 5 years, you’d be hard-pressed to find any common stock in the healthcare services space that would have kept pace with them. And the only one I can think of is us. And so the notion of combining the two best performers in the marketplace is a pretty good, you know, why now. And at the heart of it, that is why we did it. For strategic reasons, to really launch this combined business model into a new strata and take it to a new place. I’ll let Jeff talk about – you know, we’re not here to comment on Catalyst’s earning, but go ahead, Jeff.

Jeff: Yes, thanks, Mark. So Bob, we’re not going to be commenting on Catalyst’s earnings, but with respect to our diligence, our expectations, we’ve gotten very comfortable with what we’ve seen through our diligence process, and the numbers today were in line with our expectations.

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END OF RECORDING

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Forward-Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of applicable securities laws. SXC cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause actual results to differ from those expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the SXC and Catalyst businesses will not be integrated successfully; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule contemplated by the parties; the failure of shareholders of SXC or Catalyst to approve the proposed transaction; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk of customer attrition; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the ability to obtain the financing contemplated to fund a portion of the consideration to be paid in the proposed transaction and the terms of such financing. Further information concerning SXC and its business, including factors that potentially could materially affect SXC’s financial results, is contained in SXC’s filings with the Securities and Exchange Commission (the “SEC”), including the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SXC’s 2011 Annual Report on Form 10-K and subsequent Form 10-Qs, which are available at www.sec.gov. Investors are cautioned not to put undue reliance on forward- looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on SXC’s behalf are expressly qualified in their entirety by this cautionary statement. SXC disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Catalyst and SXC. The proposed transaction will be submitted to the shareholders of Catalyst and the shareholders of SXC for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus that will be mailed to shareholders. Such documents, however, are not currently available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF CATALYST AND/OR SXC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Catalyst and SXC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SXC will be available free of charge on SXC’s website at www.sxc.com under the heading “Investor Information” or by contacting SXC’s Investor Relations Department at 630-577-3100. Copies of the documents filed with the SEC by Catalyst will be available free of charge on Catalyst’s website at www.catalysthealthsolutions.com under the heading “Investor Information” or by contacting Catalyst’s Investor Relations Department at 301-548-2900.

SXC, Catalyst and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SXC is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012. Information about the directors and executive officers of Catalyst is set forth in its proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on April 26, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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